DENTONIA RESOURCES LTD
TSX-V : DTA
Suite #880 – 609 Granville Street, P.O. Box 10321 Pacific Centre,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

February 9, 2007

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

SUPPL

SEC MAIL PROCESSING RECEIVED FEB 2 0 2007 WASH, D.C. 185 SECTION

Dear Sirs/Mesdames:

Re: News Release dated February 9, 2007

Enclosed is a copy of our News Release dated February 9, 2007 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

07021230

Adolf A. Petancic
President

PROCESSED
FEB 2 3 2007
THOMSON FINANCIAL

Enclosure

DENTONIA RESOURCES LTD
TSX-V : DTA
P.O. Box 10321 Pacific Centre, Suite #880 – 609 Granville Street,
Vancouver, BC. V7Y 1G5 Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.net Email: dentonia@telus.net

February 9, 2007 For Immediate Release

DENTONIA IS IN

Dentonia Resources Ltd. ("Dentonia") advises that DHK Diamonds Inc. ("DHK"), in which Dentonia has a 1/3 equity position, at this stage, has made a pro rata cash call contribution of $757,394, on February 7, 2007, to the WO Diamond Project at Lac de Gras, NWT (DO27), operated by Peregrine Diamonds Ltd.

These funds were provided equally, $381,000 each, by Dentonia and Kettle River Resources Ltd., shareholders of DHK. There are dilution provisions in the DHK's Shareholders Agreement, which may take effect after February 27, 2007.

According to Peregrine's news release of December 14, 2006, the current exploration program, in progress, was described as follows:

"Commencement of Third Bulk Sampling Program at DO-27

Peregrine Diamonds Ltd. ("Peregrine") (TSX:PGD) is pleased to announce that land-based, large diameter, bulk sample drilling ("LDD") on the North East Lobe portion of the plus nine hectare, DO-27 kimberlite pipe, WO Diamond Project, NWT, Canada, began on December 6, 2006, more than 60 days earlier than the last bulk sampling program. The first LDD drill hole, DO27-NE-01, was completed yesterday (December 14, 2006) to a planned depth of 98 metres with the majority of the hole drilled at 24 inch diameter. A total of 45 sample bags of kimberlite were recovered (each sample bag has a maximum rated capacity of 1.8 tonnes). The drill rig is currently setting up on the next hole, DO27-NE-02, which is located 25 meters south of DO27-NE-01. A second LDD rig is anticipated to begin drilling on the North East Lobe in early January 2007.

- - -

Program highlights for this third bulk sample include:

• up to 8 LDD holes planned on the land-based North East Lobe portion of the kimberlite, targeting the main pyroclastic unit in this area.

• these land-based holes are being drilled from ice pads with a minimum of 24 inches of thickness, next to previously drilled, pilot core holes.

• up to 20 LDD holes planned over the central portion of the kimberlite, targeting the main pyroclastic unit. These holes will be drilled on the DO-27 lake ice, which must be built up to a thickness of at least 72 inches. Currently, the ice thickness is approximately 40 inches, with ice-making activities ongoing and scheduled to continue into the New Year. It is anticipated that sufficient ice thickness to begin this drilling will be achieved by mid-January 2007, subject to weather.

• The budget for the Fall 2006/Winter 2007 LDD bulk sampling programs is estimated at $26.6 million."

Airborne Geophysical Survey at the Atkinson Gold Prospect, Lipton Claim Group, Abitibi Greenstone Belt, Porcupine Mining Division, James Bay Lowlands, Ontario

A high resolution aeromagnetic VLF-EM survey over an area of 8,000m to 12,000m, or 9,600 hectares is in progress.

Last year's exploration program consisted of drilling 20 diamond drill holes in February, March, October, and November 2006, approximately 3,024 meters, which intersected significant gold concentrations of greater than 500 ppb (0.5 g/t) in sixteen (16) of the holes with the best intersections in hole L-06-7, where samples taken in this hole, between 96.5 and 104.2 meters, averaged 14.01 g/t Au over a core length of 7.7 meters. The highest sample returned a value of 74.71 g/t Au over a core length of 1.0 meter in sulphide bearing felsic tuff.

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President

END